SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 863, de 11.05.2020. DEL 064, de 11.05.2020

CERTIFICATE

MINUTES OF THE EIGHTY-SIXTY-THIRD’ MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for due purposes, that at 3:15 pm on the eleventh day May in the year two Thousand and twenty, the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company”) installed its 863rd meeting, remotely through the Cisco Webex videoconferencing application Meetings, and the meeting ended at 4:50 pm on the same day. The chairman JOSÉ GUIMARÃES MONFORTE assumed the chairmanship of the Works by videoconference and issued your vote. Also attending the meeting by videoconference and casting their votes were the members of the Board of Directors WILSON PINTO FERREIRA JR., VICENTE FALCONI CAMPOS, MAURO GENTILE RODRIGUES CUNHA, RUY FLAKS SCHNEIDER, RICARDO BRANDÃO SILVA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, LUIZ EDUARDO DOS SANTOS MONTEIRO and MARCELO DE SIQUEIRA FREITAS. Board Member BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO issued his votes by electronic correspondence, pursuant to item 8.6.1.1 of the Internal Regulations. There was no record of absences. Decision: DEL-064, of May 11, 2020. Election of members for the Statutory Audit and Risk Committee – CAE. The Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras, in the use of its powers, embodied in a decision of the Executive Board, in the analysis of eligibility and in the favorable opinion of the People and Eligibility Management Committee – CGPE held at the 50th meeting of May 08, 2020, in the supporting material and in the documents below, RESOLVED: Certificate of the 111th meeting of the Statutory and Risk Committee – CAE, dated April 1, 2020 (curriculum analysis experience and professional profile); NT-DCAG-026, of April 29, 2020; NT-DCAG-027, of April 29, 2020; Representative Integrity Opinion – PIR-DCAI-064/2020, of April 24, 2020; Representative Integrity Opinion – PIR-DCAI-068/2020, of April 29, 2020; Referral Evaluation Reports; Assessment Report of Mr. Luiz Carlos Nannini; 1. Aprove the election (first reappointment) of Mr. MAURO GENTILE RODRIGUES DA CUNHA. Brazilian, married, consultant, bearer of identity no. 404.399, issued by MM-RJ, registered with the CPF under no. 004.275.077-66, residente and domiciled at Rua Pedro Avancini, no. 363, apto 83, block 1, Jardi Panorama, Cep: 05679-160, São Paulo – SP, for member and coordinator of the Statutory Audit and Risk Committee – CAE, since it fulfils the special investiture requirements of Brazilian law, including the provided for in paragraph 5 of art. 31-C of CVM Instruction No. 308, of May 14, 1999, as amended by CVM No. 509, of November 16, 2011, and also meets the Independence criteria set by US law, beginning its second term of office of  2 (two) years on May 18, 2020, and the effectiveness of the mandate is conditioned to the signature of the respective Term of Possession within the term indicated in art. 149, paragraph 1, of Law 6,404/76; 2. to aprove the election of Mr. LUIZ CARLOS NANNINI, Brazilian, married, accountant, bearer of identity number 9.221.586-5 issued by SSP-SP, registered with the CPF under number 038.563.538-95, residente and domicilied at Alameda dos Ingazeiros 125, Recreio Gramado, Campinas – SP, CEP: 13.101-677, for a member of the Statutory Audit and Risk Committee – CAE, since it meets the special investidure requirements of Brazilian law, including the provided for in paragraph 5 of art. 31-C of CVM Instruction No. 308, of May 14, 1999, as amended by CVM No. 509, of November 16, 2011, and also meets the Independence criteria set by US law, beginning its first term of office of 2 (two) years on May 11, 2020 and the effectiveness of the mandate ins conditioned to the signing of the respective Term of Possession within the term indicated in art. 149, paragraph 1, of Law 6,404/76; 3. ratify the composition and terms of office of the CAE, as follows:

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 863, de 11.05.2020. DEL 064, de 11.05.2020

MAURO GENTILE RODRIGUES DA CUNHA – Coordinator and Member	1st Term of Office: from 05.18.2018 until 05.18.2020 2nd Term of Office: from 05.18.2020 until 05.18.2022
LUÍS HENRIQUE BASSI ALMEIDA – Member	Term of Office: from 02.22.2019 until 02.22.2021
FELIPE VILLELA DIAS - Member	Term of Office: from 05.28.2019 until 05.28.2021
DANIEL ALVES FERREIRA - Member	Term of Office: from 06.01.2019 until 06.01.2021
LUIZ CARLOS NANNINI - Member	Term of Office: from 05.11.2020 until 05.11.2022

4. determine that the General Secretariat – PRGS, the Governance Secretariat of the Board of Directors – CAAS, the Investor Relations Superintendence – DFR and the Governance, Risk and Compliance Office, - DC, through the Corporate Governance Department – DCAG, adopt, each within its scope of action, necessary measures to comply with this Resolution. There being no further business on the subject above, the collegiate determined the drawing up of this certificate, which, after being read and approved, is signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of Eletrobras' Board of Directors.

Rio de Janeiro, May 13, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.